Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands, except for ratios)	2018	2017	2018	2017

Earnings
Pretax income before equity in pretax earnings of unconsolidated affiliates	$50,272	$41,537	$55,394	$44,830
Fixed charges (net of interest capitalized)	5,020	4,416	9,374	8,734
Distribution of earnings from unconsolidated affiliates	—	—	—	—
Total Earnings	$55,292	$45,953	$64,768	$53,564

Fixed Charges
Interest expense	$4,593	$3,964	$8,542	$7,896
Interest capitalized	—	—	—	—
Interest component of rent expense	427	452	832	838
Total Fixed Charges	5,020	4,416	$9,374	$8,734

Ratio of Earnings to Fixed Charges	11.01	10.41	6.91	6.13